Guarantee

This **Guarantee** (this "**Agreement**"), dated as of May 9, 2025, by ERNEST C. GARCIA II (with each of his successors, "**Guarantor**") for the benefit of Citibank, N.A. ("**Citibank**") under the Master Terms and Conditions for Call Option Transactions, dated the date hereof (as may be amended, modified, supplemented or restated from time to time, the "**Confirmation**"), including the ISDA Master Agreement (as may be amended, modified, supplemented or restated from time to time, the "**Master Agreement**") and each supplemental confirmation (each as may be amended, modified, supplemented or restated from time to time, a "**Supplemental Confirmation**" and, together with the Confirmation and the Master Agreement, the "**Call Option MCA**") that supplements, forms part of, and is subject thereto, between ECG II SPE, LLC (the "**Counterparty**") and Citibank. Terms defined in the Call Option MCA and not otherwise defined herein shall be used herein as therein defined.

WHEREAS, the Counterparty is wholly-owned by Guarantor;

WHEREAS, the Counterparty has entered into the Call Option MCA and the Security and Control Agreement, dated as of the date hereof, by and among Counterparty, Citibank and Citigroup Global Markets Inc., as custodian (as amended, restated, replaced, supplemented or modified from time, the "**Security and Control Agreement**" and, together with the Call Option MCA, the "**Call Option Documents**"); and

WHEREAS, Citibank is not willing to enter into the Call Option MCA or enter into any Transactions thereunder unless Guarantor unconditionally guarantees payment and performance to Citibank of the Obligations (as defined herein) on the terms set forth herein.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Guarantor agrees as follows:

1. <u>Guaranty of Obligations</u>. In the event that (i) the Counterparty commits fraud or intentional misrepresentation in connection with the Call Option Documents or (ii) except at the request of a Citibank, (x) any voluntary petition for bankruptcy, reorganization or arrangement pursuant to federal bankruptcy law, or any similar federal or state law, shall be filed by Counterparty, or (y) a receiver, liquidator or trustee of Counterparty is appointed, and Counterparty or any Affiliate of Counterparty colludes in or otherwise cooperates with such appointment, or (z) if Counterparty is adjudicated bankrupt or insolvent in an involuntary proceeding and Counterparty or any Affiliate of Counterparty colludes in or otherwise cooperates with such adjudication (in the case of clause (i) and (ii), each, a "**Recourse Event**"), (including, for the avoidance of doubt, any interest and fees that accrue after the commencement by or against Counterparty or any proceeding under the United States Bankruptcy Code (Title 11 of the U.S. Code entitled "Bankruptcy", as amended and in effect from time to time, or any successor statute), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally (collectively, "**Debtor Relief Laws**") naming Counterparty as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such

proceedings) Guarantor hereby unconditionally guarantees the (a) full and punctual payment when and as such amounts shall become due and payable, whether on the due date therefor, upon stated maturity, by acceleration, on demand or otherwise, and (b) performance and observance of each obligation, in each case, under or in respect of the Master Agreement and any Transaction governed by the Call Option MCA, in accordance with the terms of the Master Agreement, Call Option MCA and each Transaction (all of the foregoing being "**Obligations**"). Upon the occurrence of a Recourse Event and upon the failure of the Counterparty to pay punctually any Obligation, Guarantor shall forthwith, on demand from Citibank, pay the amount not so paid at the place and in the manner specified in the Call Option MCA evidencing such Obligation. Notwithstanding anything herein to the contrary, the maximum liability of Guarantor hereunder shall in no event exceed the amount that can be guaranteed by Guarantor under applicable Debtor Relief Laws (after giving effect to all rights of contribution).

2. <u>Recourse Unconditional</u>. From and after the occurrence of a Recourse Event, the obligations of Guarantor hereunder shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(a) any extension, renewal, settlement, compromise, waiver or release in respect of any Obligation of the Counterparty under any of the Call Option Documents or any Transaction, by operation of law or otherwise;

(b) any modification or amendment of or supplement to the Call Option Documents or any Transaction;

(c) any release, impairment, non-perfection or invalidity of any direct or indirect security for any Obligation of the Counterparty under the Call Option Documents or any Transaction;

(d) any change in the corporate existence, structure or ownership of the Counterparty, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Counterparty or its assets or any resulting release or discharge of any Obligation of the Counterparty contained in the Call Option Documents or under any Transaction;

(e) the existence of any claim, set-off or other rights which Guarantor may have at any time against the Counterparty or any Affiliate of the Counterparty, any Citibank or any other entity, whether in connection herewith or with any unrelated transactions, provided that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim;

(f) any invalidity or unenforceability relating to or against the Counterparty for any reason under the Call Option Documents or any Transaction or any provision of applicable law or regulation purporting to prohibit the payment by the Counterparty of any amounts payable pursuant to the Call Option Documents or any Transaction; or

(g) any other act or omission to act or delay of any kind by the Counterparty, any Citibank or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of or defense to the Counterparty's obligations hereunder, other than discharge pursuant to paragraph 3 below.

3. <u>Discharge Only Upon Payment in Full; Reinstatement in Certain Circumstances</u>. From and after the occurrence of a Recourse Event, Guarantor's obligations hereunder shall remain in full force and effect until all Obligations shall have been paid in full (other than unmatured contingent indemnification obligations). If at any time any payment of any Obligation is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Counterparty or otherwise, Guarantor's obligations hereunder with respect to such payment shall be reinstated as though such payment had been due but not made at such time.

4. <u>Waiver by Guarantor</u>. Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein (other than notices to be provided by the Counterparty under the Call Option Documents), as well as any requirement that at any time any action be taken by any Person or entity against Guarantor, the Counterparty or any other person or entity.

5. <u>Indemnity</u>. In the event that the Citibank or any of its affiliates (each an "**Indemnified Party**") becomes involved in any capacity in any action, proceeding or investigation brought by or against any person in connection with acts or omissions of Guarantor or his Affiliates with respect to any Recourse Event, Guarantor shall reimburse each such Indemnified Party for its reasonable, documented out-of-pocket legal and other out-of-pocket expenses (including the cost of any investigation and preparation) incurred in connection with such action, proceeding or investigation within 30 days of receipt of notice of such expenses, and shall indemnify and hold each such Indemnified Party harmless against any losses, claims, damages or liabilities to which such Indemnified Party may become subject in connection with any such action, proceeding or investigation. The reimbursement and indemnity obligations of Guarantor under this Section shall be in addition to any liability that Guarantor may otherwise have, shall extend upon the same terms and conditions to the partners, directors, officers, agents, employees and controlling persons (if any), as the case may be, of each Indemnified Party and its affiliates and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of each Indemnified Party, any such affiliate and any such person. The foregoing provisions shall survive any termination or repayment of the obligations under the Call Option Documents.

6. <u>Subrogation</u>. Upon making full payment with respect to any Obligation of the Counterparty hereunder, Guarantor shall be subrogated to the rights of the payee against the Counterparty with respect to such Obligation; <u>provided</u>, <u>that</u>, Guarantor shall not enforce any payment by way of subrogation so long as any Obligation remains unpaid.

7. <u>Stay of Acceleration</u>. If acceleration of the time for payment of any Obligation is stayed upon the insolvency, bankruptcy or reorganization of the Counterparty, all such Obligations otherwise subject to acceleration under the terms of the Call Option Documents shall nonetheless be payable by Guarantor hereunder forthwith on demand by any Citibank.

8. <u>Notices</u>. Each notice to, or other communication with, any party hereunder shall be in writing and shall be delivered (i) by hand or overnight courier service, mailed by certified or

registered mail or sent by facsimile as follows, or (ii) by electronic mail to the applicable e-mail address, as follows:

      (i)   if to Guarantor, to:

> ECG II SPE, LLC
> 1720 W. Rio Salado Parkway
> Tempe, AZ 85281
> Attn: Ernest C. Garcia II
> Telephone: (602) 778-5001
> Fax: (602) 778-5025
> Email: egarcia@verdeinvestments.com

      (ii)   if to Citibank, to:

> Citibank, N.A.
> 388 Greenwich Street, 3rd Floor
> New York, New York 10013
> Attn: Equity Derivatives, James Heathcote, Grant Mortell
> Telephone: (212) 723-7452; (212) 723-7976
> Email: james.heathcote@citi.com; grant.mortell@citi.com;
> bianca.gotuaco@citi.com; eq.us.ses.notifications@citi.com;
> eq.us.corporates.middle.office@citi.com

9. <u>No Waiver</u>. No failure or delay by Citibank in exercising any right, power or privilege under this Agreement or the Call Option Documents shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10. <u>Amendments and Waivers</u>. No provision hereof shall be amended, modified, supplemented or waived, and no consent to deviation herefrom shall be granted, except in writing signed by Guarantor and Citibank. The provisions of this Guarantee shall not be modified or limited by course of conduct or usage of trade.

11. <u>Successors and Assigns</u>. This Agreement shall be binding upon Guarantor and his successors and assigns, for the benefit of Citibank and its successors and assigns, except that Guarantor may not transfer or assign any or all of its rights or obligations hereunder without the prior written consent of Citibank and Citibank may not transfer or assign any or all of its rights other than in connection with a transfer effected pursuant to Section 7 of the ISDA Master Agreement that supplements and forms part of the Call Option MCA.

12. <u>Limited Recourse</u>. Citibank acknowledges and agrees that (i) the obligations hereunder of Guarantor will be solely the obligations of Guarantor and (ii) Citibank shall not in any circumstance have any recourse to the assets or property of any Affiliate of Guarantor and/or any of Guarantor's past, present or future directors, officers, partners, employees or agents of Guarantor or any of their respective Affiliates and (iii) this Agreement does not serve as a guarantee that the Counterparty will be able to meet any obligation under the Call Option

Documents or any Transaction, and that Guarantor's guarantee herein is limited solely to those losses (x) arising in connection with intentional and wrongful conduct of Guarantor as more fully provided above and (y) for which Citibank has not otherwise been reimbursed or indemnified by any other affiliate or subsidiary of Guarantor.

13. <u>Governing Law</u>. This Agreement and the rights and obligations of the parties hereunder (including, without limitation, any claims sounding in contract law or tort law arising out of the subject matter hereof and any determinations with respect to post-judgment interest) shall be governed by, and shall be construed and enforced in accordance with, the laws of the State of New York without regard to conflict of laws principles thereof that would result in the application of any law other than the law of the state of New York.

14. <u>CONSENT TO JURISDICTION.</u> SUBJECT TO CLAUSE (E) OF THE FOLLOWING SENTENCE ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST GUARANTOR ARISING OUT OF OR RELATING HERETO OR ANY OTHER CREDIT DOCUMENT, OR ANY OF THE OBLIGATIONS, MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE BOROUGH OF MANHATTAN OR, IF THAT COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, IN ANY STATE COURT LOCATED IN THE CITY AND COUNTY OF NEW YORK. BY EXECUTING AND DELIVERING THIS AGREEMENT, GUARANTOR, FOR HIMSELF AND IN CONNECTION WITH HIS PROPERTIES, IRREVOCABLY (A) ACCEPTS GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF SUCH COURTS; (B) WAIVES ANY DEFENSE OF FORUM NON CONVENIENS; (C) AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO GUARANTOR AT HIS ADDRESS PROVIDED IN SECTION 8 HEREOF OR SUCH OTHER ADDRESS AS GUARANTOR MAY NOTIFY CITIBANK; (D) AGREES THAT SERVICE AS PROVIDED IN CLAUSE (C) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER GUARANTOR IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (E) AGREES THAT CITIBANK RETAINS THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST GUARANTOR IN THE COURTS OF ANY OTHER JURISDICTION IN CONNECTION WITH THE EXERCISE OF RIGHTS UNDER ANY SECURITY DOCUMENT OR THE ENFORCEMENT OF ANY JUDGMENT.

15. <u>WAIVER OF JURY TRIAL</u> EACH OF THE PARTIES HERETO HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING HEREUNDER OR UNDER ANY OF THE OTHER CREDIT DOCUMENTS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THE CALL OPTION MCA OR ANY TRANSACTION. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT

MATTER OF THIS TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 15 AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS HERETO OR ANY OF THE OTHER CALL OPTION DOCUMENTS OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE CALL OPTION MCA OR ANY TRANSACTION. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

16.   Replacement of Prior Credit Support. This Guarantee supersedes and replaces in its entirety any guarantee or other credit support obligation (collectively, an "**Other Guarantee**") provided by Guarantor with respect to the Obligations, whether prior to, contemporaneous with this Guarantee. Upon execution and delivery of, this Guarantee, each Other Guarantee, if any, shall cease to apply and shall be terminated solely with respect to the Obligations. In the event of any inconsistency between this Guarantee and any Other Guarantee, this Guarantee shall prevail with respect to the Obligations.

[*Signature page follows*]

Sincerely,

 _/s/ Ernest C. Garcia II_____
ERNEST C. GARCIA II

Acknowledged and agreed by:

CITIBANK, N.A.

By: <u>/s/ James Heathcote</u>
        Name: James Heathcote
        Title: Authorized Signatory